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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

SIGNATURES
Converium Holding AG: Repurchase of shares for Employee Participation Plans

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date:  July 3, 2003

Converium Holding AG: Repurchase of shares for Employee Participation Plans

Converium Holding AG has repurchased 60’000 shares in the period of April 1 through June 30, 2003 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans.

Converium Holding AG will continue its repurchases of own stock in order to fulfil its share delivery obligations under the various Employee Participation Plans.